U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

  Marsowicz                     Michael
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   (Last)                           (First)             (Middle)

                              15100 Nw 7th St.
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                                    (Street)

   Papias                           FL                  33026
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

                     First Entertainment Holding Corp. FTET

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

11/00

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
        Chief Techincal Officer

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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                            11/03/00        J              347,823     A      .03      3,054,330     D
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Common Stock                            11/10/00        S               74,000     D      .02      2,980,330     D
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Common Stock                            11/13/00        S               57,704     D     .021      2,992,626     D
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Common Stock                            11/16/00        S                3,050     D     .027      2,919,576     D
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Options to purchase                                                             Common    1,250,000        1,250,000
Common Stock         fn(2)                      fn(2)           fn(2)   fn(2)   Stock     fn(2)    fn(2)   fn(2)      D
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Options to purchase                                                             Common                     1,750,000
Common Stock          .75                                       5/00    10/01   Stock       500,000        fn(2)      D
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
Explanation of Responses:

(1) Includes 2,500,000 shares authorized to be issued pursuant to the Company's 2000 Management Compensation Plan described below in footnote 3. The 2,500,000 shares will not be issued unless either the Company's authorized capital is increased to at least 75,000,000 shares of common stock or the Company's Board Of Directors (the "Board") otherwise determines that the Company's authorized capital is sufficient to satisfy the Company's needs. See below, footnote 3, "Cancellation And Reissuance Of Options In September 2000".

(2) The 1,250,000 options issued to the Reporting Person pursuant to the 2000 Management Compensation Plan as described below in footnote 3, "Cancellation And Reissuance Of Options In September 2000", may be exchanged for additional options as described in footnote 3. The Reporting Person has agreed to refrain from exercising any of his options until the Company has increased its authorized number of shares of common stock to at least 75 million or the Company's Board Of Directors (the "Board") otherwise determines that the Company's authorized capital, assuming exercise of these options, is sufficient to satisfy the Company's needs. Options relinquished by the Reporting Person on September 15, 2000 included options to purchase 50,000 shares for $.61 per share until January 4, 2005, which options would have become exercisable if and when the average closing price per share of the Company's common stock is at least $2.25 for 10 consecutive business days; options to purchase 75,000 shares for $.61 per share until January 4, 2005, which options would have become exercisable if and when the Company achieves annual revenues of at least $4.25 million; options to purchase 125,000 shares for $.61 per share until January 4, 2005, which options would have become exercisable if and when the Company achieves earnings per share of at least $.05; options to purchase 750,000 shares for $.61 per share until January 4, 2005, which options would have become exercisable upon a change-in-control of the Company; and options to purchase 75,000 shares for $1.33 per share until January 25, 2005, which would have options become exercisable if and when the Company's common stock trades for at least $4.50 per share for 10 consecutive business days during the period from January 25, 2000 through July 1, 2001. See footnote 3, below, entitled "Cancellation And Reissuance Of Options In September 2000".

(3)   Cancellation And Reissuance Of Options In September 2000

      On September 15, 2000, the Board enacted the Company's 2000 Management Compensation Plan to compensate directors, officers and consultants and to provide incentives for those persons in acting on behalf of the Company. In order to participate in the Management Compensation Plan, the Reporting Person was required to relinquish any options previously granted to him except the Reporting Person was not required to relinquish options to purchase 500,000 shares for $.75 per share until October 10, 2001 which he received as consideration for the sale to the Company of his interest in All That Media, Inc. Options to purchase 1,250,000 shares of common stock have been issued, and 2,500,000 shares of common stock were authorized to be issued, to the Reporting Person pursuant to the Management Compensation Plan. The options are exercisable at a price of $.08 per share until September 15, 2005. The closing sales price for the common stock on September 15, 2000 was $.08. The options are exercisable 25% immediately and 25% on each of the first three anniversaries of the date of grant provided that the Reporting Person continues to be a director, officer, employee or consultant at each respective time. In addition, the options provide that when the last sales price for the common stock is at least $.16 per share for three consecutive trading days, the Reporting Person may elect to exchange each option exercisable at $.08 per share for two options exercisable at $.16 per share. Similarly, the Reporting Person may exchange each of his options for two options to purchase one share of common stock each at $.32 per share at such time as the last sales price for the common stock is at least $.32 per share for three consecutive trading days. The Reporting Person will not be issued the shares authorized by the Management Compensation Plan, and he may not exercise the options granted pursuant to the Management Compensation Plan, unless either the Company's authorized capital is increased to at least 75,000,000 shares of common stock or the Board otherwise determines that the Company's authorized capital, assuming issuance of the shares and exercise of options granted pursuant to the Management Compensation Plan, is sufficient to satisfy the Company's needs. Stockholder approval of an increase in authorized capital to 250,000,000 shares is being sought at a proposed special meeting of the Company's stockholders which currently is anticipated to be held in December 2000.

/s/ Michael Marsowicz                                             12/08/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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